Exhibit 15.1

United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	AS-4332-19 April 26th, 2019

Dear Sirs/Madams:

We were previously the independent registered public accounting firm for Avianca Holdings S.A (the “Company”) and reported on the consolidated financial statements of the Company for the year ended December 31, 2017. We have read the Company’s statements under Item 16F of the Annual Report on Form 20-F dated April 26, 2019, and we agree with the statements made therein concerning the change in accountants. However, we are not in a position to agree or disagree with the Company’s statement that newly engaged accountants were not consulted regarding any of the matters or events set forth in Item 16F.

Sincerely,

/s/ Ernst & Young Audit S.A.S.

Bogotá, Colombia

April 26th, 2019